PLAINS ALL AMERICAN PIPELINE, L.P.

333 Clay Street, Suite 1600

Houston, Texas  77002

October 5, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Plains All American Pipeline, L.P.

Registration Statement on Form S-3

Filed September 25, 2015

File No. 333-207140

Dear Mr. Schwall:

On behalf of Plains All American Pipeline, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 2:00 p.m., Washington, D.C. time, on October 7, 2015, or as soon thereafter as practicable.  As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Partnership hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

PLAINS ALL AMERICAN PIPELINE, L.P.

By: PAA GP LLC, its general partner

By: Plains AAP, L.P., its sole member

By: Plains All American GP LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary

Signature Page to Acceleration Request